SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Maguire Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559775101

(CUSIP Number)

Maguire Investments

Attn: Robert F. Maguire III

Javier Bitar

1733 Ocean Avenue

Suite 300

Santa Monica, CA 90401

310-857-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 559775101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Robert F. Maguire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,763,160 (1)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 4,763,160 (1)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,160 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 4,048,153 shares of common stock of Maguire Properties, Inc. (the “Issuer”) and 715,007 shares of common stock of the Issuer that currently are issuable upon redemption of an equal number of limited partnership units (“OP units”) of Maguire Properties,

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L.P (“Maguire OP”). Mr. Maguire also owns an additional 5,833,876 OP units that are not currently redeemable for shares of common stock of the Issuer. Under the terms of the Issuer’s charter, Mr. Maguire may not beneficially own (within the meaning of the Issuer’s charter) more than 9.8% of the Issuer’s outstanding common stock (the “Ownership Limit”). The Maguire OP agreement of limited partnership in turn prohibits Mr. Maguire from redeeming limited partnership units of Maguire OP if such redemption would cause Mr. Maguire to beneficially own (within the meaning of the Issuer’s charter) an amount of common stock in excess of the Ownership Limit (see Item 5).

(2)	Calculated based on 47,888,674 shares of common stock outstanding as of November 7, 2008, as reported by the Issuer on its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, plus 715,007 shares of common stock that currently are issuable upon redemption of an equal number of OP units that are beneficially owned by Mr. Maguire (see Item 5). In the aggregate, the 10,597,036 shares and OP units owned by Mr. Maguire represent approximately 19.4% of the combined outstanding common equity of the Issuer and Maguire OP.

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Introductory Note

The reporting person previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d) (see Schedule 13G filed with the Securities and Exchange Commission on July 8, 2004, as last amended by filing an amended Schedule 13G with the Securities and Exchange Commission on February 14, 2008). On January 5, 2009, Mr. Robert F. Maguire III acquired 122,300 shares of common stock of the Issuer which, when combined with all other purchases by Mr. Maguire within the previous 12 months, exceeded 2% of the outstanding common stock of the Issuer (see Item 5). As a result, the reporting person is filing this Schedule 13D.

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share, of Maguire Properties, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 355 South Grand Avenue, Suite 3300, Los Angeles, California, 90071.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of Robert F. Maguire III, a citizen of the United States of America (“Mr. Maguire” or the “Reporting Person”).

(b) The business address and principal office of the Reporting Person is 1733 Ocean Avenue, Suite 300, Santa Monica, California, 90401.

(c) Robert F. Maguire III is a private investor.

(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

From December 9, 2008 through January 13, 2009, the Reporting Person purchased in the open market an aggregate of 1,555,000 shares of common stock of the Issuer for aggregate consideration of approximately $2,986,564 in personal funds.

Item 4.	Purpose of Transaction

The shares of common stock and units of limited partnership interest previously reported on Schedule 13G were acquired by the Reporting Person primarily for investment purposes. The Reporting Person regularly reviews and evaluates strategies with respect to his various

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investments, including his investment in the Issuer. As a consequence of such review, evaluation and other factors that the Reporting Person deems relevant, he is presently considering various alternatives which may ultimately lead to one or more possible transactions with respect to his investment in the Issuer. In the course of such consideration, the Reporting Person may discuss internally and communicate, publicly or privately, with the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of capital and other investors, regarding his holdings in the Issuer and his views on issues relating to the strategic direction undertaken or to be undertaken by the Issuer and other matters of interest to shareholders generally. Possible transactions may include, either alone or together with potential co-investors or partners, the acquisition of additional shares or selected divestitures of shares of common stock of the Issuer, an acquisition of all outstanding shares of common stock not currently owned by the Reporting Person, an acquisition of assets of the Issuer or another form of extraordinary transaction.

There can be no assurance as to (x) whether the Reporting Person will take any action with respect to his ownership of the Issuer’s common stock, or enter into any discussions with respect to his investments, (y) whether any such discussions will lead to any transaction, or the terms of any such transaction, or (z) the timing or certainty of any such transaction. Additionally, if the Reporting Person were to submit a proposal to the board of directors of the Issuer with respect to any of the actions described above, the Reporting Person is not aware of how the board of directors would react or whether the board of directors would support or take any action with respect to any proposal.

In reaching any conclusions regarding his investment, the Reporting Person will take into consideration a variety of factors, including, but not limited to, the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, prevailing market conditions and tax and other investment considerations.

Except as noted above, the Reporting Person, at this time, does not have any plans or proposals which relate to or would result in (i) any extraordinary transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, there were 47,888,674 shares of common stock issued and outstanding as of November 7, 2008. The 4,048,153 shares of common stock of the Issuer and 715,007 OP units beneficially owned by Mr. Maguire as of January 13, 2009 represent approximately 9.8% of the outstanding common stock. In addition, Mr. Maguire owns 5,833,876 OP units that are not currently redeemable into shares of common stock of the Issuer. Under the terms of the Issuer’s charter, Mr. Maguire may not beneficially own (within the meaning of the Issuer’s charter) more than 9.8% of the Issuer’s outstanding common stock. The Maguire OP agreement of limited partnership in turn prohibits Mr. Maguire from redeeming limited partnership units of Maguire OP if such redemption would cause Mr. Maguire to beneficially own (within the meaning of the Issuer’s charter) an amount of common stock in excess of the Ownership Limit. In the aggregate, the 10,597,036 shares and OP units owned by Mr. Maguire represent approximately 19.4% of the combined outstanding common equity of the Issuer and Maguire OP.

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Mr. Maguire has sole voting and dispositive power over the 4,763,160 shares of common stock beneficially owned by him. He also has sole voting and dispositive power over 5,781,244 of the OP units not currently redeemable and shared voting and dispositive power over 52,632 of the OP units not currently redeemable. Mr. Maguire holds the 10,597,036 shares and OP units (including the 4,763,160 shares currently beneficially owned by him) as follows:

•	4,048,153 shares of common stock held by him directly;

•	3,471,045 OP units held by him directly;

•	3,025,206 OP units held by three entities that are wholly owned and controlled by Mr. Maguire; and

•

52,632 OP units held by Maguire Partners-Master Investments, LLC, an entity in which Mr. Maguire holds a 55% membership interest and shares voting and dispositive power with respect to such units with other members.

(c) On December 9-12, 15-18, 26 and 29-31, 2008, and January 5-9 and 12-13, 2009 Mr. Maguire acquired shares of common stock in broker transactions in the New York Stock Exchange as follows:

Date	Number of Shares	Price per Share[1]
12/9/08	177,838	$2.02210
12/10/08	75,300	$2.13639
12/11/08	10,000	$1.79967
12/12/09	3,700	$1.84162
12/15/08	59,656	$2.02243
12/16/08	100	$2.04000
12/17/08	20,000	$2.32600
12/18/08	70,000	$2.35521
12/26/08	55,600	$1.51752
12/29/08	120,000	$1.44693
12/30/08	173,814	$1.39830
12/31/08	183,992	$1.49962
1/5/09	122,300	$1.48383
1/6/09	30,000	$1.70000
1/7/09	110,000	$2.63342
1/8/09	38,680	$2.72596
1/9/09	133,900	$2.57659
1/12/09	95,120	$2.14015
1/13/09	75,000	$2.07870

[1]	Price shown is the weighted average price.

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(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares except with respect to the 52,632 units of limited partnership interest in Maguire OP held by Maguire Partners-Master Investments, LLC, an entity in which Mr. Maguire holds a 55% membership interest.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

4,048,153 shares of common stock and 715,007 OP units beneficially owned by the Reporting Person (as well as an additional 5,561,244 OP units not currently redeemable by Mr. Maguire) are currently pledged to Wachovia Bank, N.A. (“Wachovia”) as a portion of the collateral securing a personal loan made by Wachovia to the Reporting Person. The loan matures on June 1, 2010. If an event of default occurs and is not cured or waived, Wachovia could exercise its standard lender remedies, including foreclosing on its collateral, including the shares of common stock and OP units.

Item 7.	Material to be filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2009

/s/ Robert F. Maguire III
Name: Robert F. Maguire III

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